UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

NTELOS Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67020Q107
(CUSIP Number)

Michael Huber
Quadrangle GP Investors LLC
1065 Avenue of the Americas, 34th Floor
New York, New York 10018
(212) 418-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 2 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle GP Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,388,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,388,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 3 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 4 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle GP Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,388,939
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,388,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 5 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 967,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 967,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 967,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 6 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Select Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,851
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,851
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 7 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 368,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 368,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 8 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 9 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle (AIV2) Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 10 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Select Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 11 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 12 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle NTELOS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 13 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle NTELOS Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 14 of 22

This amendment No. 4 relates to the Schedule 13D filed by Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle (AIV2) Capital Partners II LP, Quadrangle Select Partners II LP, Quadrangle Capital Partners II-A LP, Quadrangle NTELOS GP LLC, and Quadrangle NTELOS Holdings II LP with the Securities and Exchange Commission on September 25, 2007, as amended (the “Schedule 13D”), relating to the common stock, par value $0.01 per share, of NTELOS Holdings Corp. Unless set forth below, all Items are unchanged from the Schedule 13D.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.    Identity and Background

               Items 2(a) and (b) are hereby amended and restated as follows

 “(a)
               This Statement is being filed jointly by Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle (AIV2) Capital Partners II LP, Quadrangle Select Partners II LP, Quadrangle Capital Partners II-A LP, Quadrangle NTELOS GP LLC, and Quadrangle NTELOS Holdings II LP (collectively, the “Reporting Persons”).

Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP (collectively, the “QCP Funds”).

QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle (AIV2) Capital Partners II LP, Quadrangle (AIV2) Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.

               Quadrangle Holdings LLC is the managing member of QCP GP Investors II LLC, and the managing members of Quadrangle Holdings LLC are Peter Ezersky and Michael Huber (collectively, the “Managing Members”). The investment committee of QCP GP Investors II LLC makes voting and investment decisions with respect to the securities held by the Reporting Persons. Each of the four members of the investment committee of QCP GP Investors II LLC, Peter Ezersky, Michael Huber, Steven Felsher and Brian Bytof, disclaims ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates.

(b)
               The address of the principal business of each of the Reporting Persons and each of the Managing Members is 1065 Avenue of the Americas, 34th Floor, New York, New York 10018.”

Item 5.    Interest in Securities of the Issuer

               Items 5(a) and (c) are hereby amended and restated as follows:

“(a)
As of the date hereof, (i) Quadrangle Capital Partners LP holds 967,253 shares of Common Stock, or approximately 4.5% of the outstanding Common Stock, (ii) Quadrangle Select Partners LP holds 52,851 shares of Common Stock, or approximately 0.2% of the outstanding Common Stock, (iii) Quadrangle Capital Partners-A LP holds 368,835 shares of Common Stock, or approximately 1.7% of the outstanding

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 15 of 22

Common Stock, and (iv) Quadrangle NTELOS Holdings II LP holds 2,791,898 shares of Common Stock, or approximately 13.0% of the outstanding Common Stock.

Each of Quadrangle GP Investors LP, as the general partner of each of the QCP Funds, and Quadrangle GP Investors LLC, as the general partner of Quadrangle GP Investors LP, may be deemed to beneficially own the 1,388,939 shares of Common Stock held by the QCP Funds, or approximately 6.5% of the outstanding Common Stock.

               Each of Quadrangle NTELOS GP LLC, as the general partner of Quadrangle NTELOS Holdings II LP; the QCP II Funds, as the managing members of Quadrangle NTELOS GP LLC; Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds; and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors II LP may be deemed to beneficially own the 2,791,898 shares of Common Stock held by Quadrangle NTELOS Holdings II LP, or approximately 13.0% of the outstanding Common Stock.

               In the aggregate, the Reporting Persons may be deemed to beneficially own 4,180,837 shares of Common Stock, or approximately 19.4% of the outstanding Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock not held directly by such Reporting Person.

The percentage interest of the Reporting Persons in this Statement is based on the 21,505,352 shares of Common Stock reported to be outstanding as of October 30, 2013 in the Issuer’s Prospectus Supplement (the “Prospectus Supplement”) filed with the SEC on November 21, 2013.

Mr. Ezersky serves as trustee of a charitable organization that holds 500 shares of Common Stock.

(c)
On November 27, 2013, in a secondary offering (the “Offering”) pursuant to the Prospectus Supplement, which forms part of the Issuer’s registration statement on Form S-3, declared effective on September 6, 2013, (i) Quadrangle Capital Partners LP sold 1,044,595 shares of Common Stock, (ii) Quadrangle Select Partners LP sold 57,077 shares of Common Stock and (iii) Quadrangle Capital Partners-A LP sold 398,328 shares of Common Stock, at $20.96 per share.”

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented by the following two paragraphs:

“On November 21, 2013, each of the Reporting Persons entered into a lock-up agreement (the “Lock-up Agreement”) with UBS Securities, LLC (“UBS”), and have agreed that, until January 3, 2014, without prior written consent of UBS, such Reporting Person will not offer for sale, sell, pledge, or otherwise dispose of any shares of Common Stock, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, subject to certain exceptions, including: transfers of shares of Common Stock as (i) bona fide gifts, (ii) transfer by will or intestacy to the undersigned’s legal representatives or heirs, (iii) sales or other dispositions of shares of any class of the Issuer's capital stock, in each case, that are made exclusively between and among such Reporting Person or members of such Reporting Person's family, (iv) Common Stock withheld for tax purposes in connection with the vesting and distribution of Common Stock, (v) transfer of shares of Common Stock to affiliates of the undersigned or to any investment fund or other entity controlled by such Reporting Person, its partners or members  and (vi) Common Stock acquired by the

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 16 of 22

undersigned in the open market transactions after the Offering.  In the case of (i), (ii) and (iii) above, the transferee must provide a lock-up letter to the Representatives for the balance of the 45-day period after November 21, 2013, and no filing under the Securities Exchange Act of 1934, as amended, shall be made other than a filing on Form 5 made after the 45-day period.

Quadrangle NTELOS Holdings II LP has pledged its interest in 2,791,898 shares of Common Stock to secure repayment of a loan made to it by the Bank of Montreal.

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.”

Item 7.   Material to be Filed as Exhibits.

Exhibit A:  Lock-up Agreement, dated as of November 21, 2013, by and among the Reporting Persons and UBS.

Exhibit B:  Joint Filing Agreement, dated as of December 2, 2013.

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 17 of 22

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2013

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE GP INVESTORS LLC

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 18 of 22

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE NTELOS HOLDINGS II LP

By:	Quadrangle NTELOS GP LLC, as General Partner

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

CUSIP No. 67020Q107	SCHEDULE 13D/A	Page 19 of 22

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QCP GP INVESTORS II LLC

By:	Quadrangle Holdings LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Exhibit A

LOCK-UP LETTER AGREEMENT

UBS Securities LLC
c/o UBS Securities LLC
299 Park Avenue
New York, New York  10171

Ladies and Gentlemen:

The undersigned understands that you (the “Underwriter”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) providing for the purchase by you of shares (the “Stock”) of Common Stock, par value $0.01 per share (the “Common  Stock”),  of  NTELOS  Holdings  Corp.,  a  Delaware corporation  (the “Company”), and that you propose to reoffer the Stock to the public (the “Offering”).

In consideration of your execution of the Underwriting Agreement, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without your prior written consent, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable for Common Stock (other than the Stock), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) cause to be filed a registration statement with respect to any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any other securities of the Company (with the exception of a filing on Form S-8 related to the Company’s incentive plan) or (4) publicly disclose the intention to do any of the foregoing, for a period of the earlier of (i) 75 days after the date of the final prospectus relating to the Offering and the (ii) “Lock-Up Period” as defined in the Underwriting Agreement (such period, for the purposes of this Lock-Up Letter Agreement, the “Lock-Up Period”).

The foregoing paragraph shall not apply to (A) any Common Stock to be sold by the undersigned pursuant to the Underwriting Agreement, (B) transfers of shares of Common Stock as (i) bona fide gifts, (ii) transfer by will or intestacy to the undersigned’s legal representatives or heirs, (iii) sales or other dispositions of shares of any class of the Company's capital stock, in each case, that are made exclusively between and among the undersigned or members of the undersigned's family (including any trust for the benefit of the undersigned or the undersigned’s immediate family), (iv) Common

Stock withheld for tax purposes in connection with the vesting and distribution of Common Stock, (v) transfer of shares of Common Stock to affiliates of the undersigned or to any investment fund or other entity controlled by the undersigned, its partners (if a partnership) or members (if a limited liability company) and (vi) Common Stock acquired by the undersigned in the open market transactions after the Offering; provided that it shall be a condition to any such transfer that (i) except in the case of (B)(ii) above, the transferee/donee agrees to be bound by the terms of the lock-up letter agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto; (ii) except in the case of clause (A), (B)(iv), (B)(v) and (B)(vi) above, no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing on a Form 5, Schedule 13D or Schedule 13G (or 13D-A or 13G-A) made after the expiration of the 45-day period referred to above), (iii) except in the case of clause (A), (B)(iv), (B)(v) and (B)(vi) above, each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act of 1933, as amended, and the Exchange Act) to make, and shall agree to not voluntarily make, any public announcement of the transfer or disposition, and (iv) the undersigned notifies the Underwriter at least two business days prior to the proposed transfer or disposition.

Notwithstanding any other provision contained herein, the undersigned shall be permitted to make transfers, sales, tenders or other dispositions of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock, pursuant to a tender offer for all of the voting securities of the Company or any other transaction, including, without limitation, a merger, consolidation or other business combination, in each case, involving a change of control of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock, in connection with any such transaction, or vote any shares of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock, in favor of any such transaction), provided that all shares of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock, subject to this agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to this agreement; and provided further that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any shares of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock, subject to this agreement shall remain subject to the restrictions herein.

Notwithstanding the foregoing paragraph, and to the extent that you are unable to publish research reports on the Company under Rule 139 of the Securities Act and/or pursuant to NASD Rule 2711 of the rules and regulations of the Financial Industry Regulatory Authority, if (1) during the last 17 days of the Lock-Up Period, the Company issues an earnings release or announces material news or a material event relating to the Company or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the announcement of the material news or material event, unless the Underwriter waives such extension in writing.

The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Letter Agreement during the period from the date of this Lock-Up Letter Agreement to and including the 34th day following the expiration of the Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to the foregoing paragraph) has expired.

In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if the Company notifies you that it does not intend to proceed with the Offering, if the Underwriting Agreement does not become effective, if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Stock or the Offering is not completed by December 31, 2013, the undersigned is hereby automatically released from its obligations under this Lock-Up Letter Agreement.

The undersigned understands that the Company and you will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions.  Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between you, the Company and the Selling Stockholders named therein.

[Signature page follows]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle Capital Partners-A LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle Select Partners LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle Capital Partners LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle NTELOS Holdings II LP

By:	Quadrangle NTELOS GP LLC, as its General Partner

By:	Quadrangle (AIV2) Capital Partners II LP, as its Managing Member

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as its Managing Member

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle GP Investors LLC

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle GP Investors LP

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

QCP GP Investors II LLC

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle GP Investors II LP

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle (AIV2) Capital Partners II LP

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle Capital Partners II-A LP

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle Holdings LLC

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

Dated: November 21, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle Select Partners II LP

By:	Quadrangle GP Investors II LP, as its General Partner

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

Dated: November 21, 2013

[Lock-Up Signature Page]

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value US$0.01 per share, of NTELOS Holdings Corp. and further agree to the filing of this agreement as an exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.

Dated: December 2, 2013

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE GP INVESTORS LLC

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE NTELOS HOLDINGS II LP

By:	Quadrangle NTELOS GP LLC, as General Partner

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QCP GP INVESTORS II LLC

By:	Quadrangle Holdings LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: President and Managing Principal